UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 2026

Commission File Number: 001-38425

GreenTree Hospitality Group Ltd.

(Registrant’s name)

3F, No. 1058 Yangshupu Road, Yangpu District, Shanghai, China.200082

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F   ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENTREE HOSPITALITY GROUP LTD.

By:	/s/ Alex S. Xu
Name:	Alex S. Xu
Title:	Chairman and Chief Executive Officer

Date: August 24, 2026

EXHIBIT INDEX

Exhibit No.	Description

99.1	GreenTree Hospitality Group Ltd. Reports Second Quarter of 2026 Financial Results

2